Exhibit 1

September 14, 2016
Perion Network Ltd.
1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street
Holon, Israel 5885849
Attn: Alan Gelman, Chairman of the Board of Directors
By fax: +972-3-644-5502 By mail: investors@perion.com

Re: Position Statement in accordance with section 88(b) of the Israeli Companies Law 5759-1999

Dear Mr. Gelman,

Reference is hereby made to that certain Form 6-K filed by Perion Network Ltd. ("Perion" or the "Company") on August 22, 2016 with respect to the Extraordinary General Meeting of the Company's shareholders scheduled to be held on September 26, 2016 and to that certain Form 6-K filed by the Company on August 31, 2016 regarding position statements received by Mr. Ronen Shilo, and by Mr. Robert Leitz, the CEO of Iolite Partners.

The undersigned are the beneficial owners of 6,484,347 ordinary shares of the Company representing approximately 8.5% of the ordinary shares outstanding.

We would like to join Mr. Shilo and Iolite Partners in urging all shareholders to vote “AGAINST” Proposal One that was proposed by the Company's Board of Directors (the “Board”) and “FOR” Proposal Two proposed by Mr Shilo.

Following Mr. Shilo's request, Perion’s Board has summoned a shareholders' meeting to consider amending Perion’s articles of association (the "Articles") in order to replace the staggered board structure with an annual election of all directors (excluding external directors) and to cancel the current supermajority requirement (i.e. more than two-thirds of the voting power of the issued and outstanding share capital of Perion).

While a shareholder's meeting for amending the Articles has been summoned for September 26, 2016, the Board has also proposed its own suggested version for these amendments. Under the Board's purposed amendments, the staggered board will be declassified gradually over a 3 year period and that termination of a director's office will remain subject to a supermajority vote (instead of a simple majority of the voting shareholders). We believe that the requirement that directors be terminated from office by a near-impossible super-majority, is against Perion's interest and enables unsuitable directors to remain in office. Studies demonstrate that super majority voting requirements have been found to be one of the entrenching mechanisms that are negatively related with corporate performance. We believe that as a general rule, proper corporate governance requires that shareholders have the power to replace directors at any time by a simple majority, especially where such directors have failed to earn the shareholder's trust. In the specific case of Perion, the Board and the management have shown a very poor track-record over the last couple of years as reflected in the devastating decline of Perion's share-price and business results. The current management team has effected an M&A strategy that has failed time over time in creating shareholder value, and deteriorated the Company’s financial results leading us to serious concern about this management and board business judgment.

The Board's recommended amendment of the Articles reflects its disturbing lack of accountability, choosing to entrench itself by postponing the move to an annual election of board members until 2018, instead of allowing the opportunity for Perion's shareholders to suggest immediate nomination of new directors who are better qualified to lead Perion out of its grave state. Over the past decade, many companies have declassified their board of directors. The significant shareho lder support for proposals to declassify boards is consistent with empirical studies reporting that classified boards could be associated with lower firm valuation s and/or poor corporate decision-making.

We believe the Company needs to make immediate and dramatic changes in its forward looking strategy and believe that the current management has shown itself to be inadequate or unwilling to drive any real change. Furthermore, the current Board has proved to have no real leadership. Over the last couple of years we've conducted several discussions with both management and the Board trying to open a dialogue for the purpose of driving up shareholders’ value. We want to convey our discontent with the board's colossal failure to take action and the erosion of shareholders’ value. Considering the rapid pace of the industry in which Perion is involved, 2018 may as well be a life time away; therefore the Board's recommendation should be outright rejected by all shareholders.

We further note that due to the current requirement that amendment of certain provisions in this Article relating to the election or termination of office of directors will be approved by more than two thirds of the company's issued and outstanding share capital, it is vital that all shareholders participate in this vote and that all shareholders get behind Proposal Two , as if you vote for Proposal One, while both we and Mr. Shilo vote for Proposal Two, this will ultimately result in no change at all to the current Articles .

In the event that changing the Articles in accordance with Proposal Two fails, we will consider requesting another extraordinary shareholders' meeting to be convened for the purpose of termination of director's office and voting for new Board member(s).

Consistent with the applicable law, you are hereby requested to furnish this Position Statement to the SEC on a separate stand-alone Form 6-K, and to make it available to the public on the SEC's website at http://www.sec.gov, the Company's website and, in addition, at http://www.magna.isa.gov.il and http://maya.tase.co.il, within the statutory timeframe.

Sincerely,

Zack and Orli Rinat